07024661

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

13 June 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING RECEIVED
JUN 21 2007
WASH. D.C. 186 SECTION

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Appendix 3B

82-34821

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (**Ordinary Shares)**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**10,512,040** Ordinary Shares issued pursuant to the Dividend Reinvestment Plan (**DRP**) **29,946,057** Ordinary Shares issued pursuant to an underwriting of the DRP.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	137,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 April 2007.

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

16 April 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT 2001

Insurance Australia Group Limited ("**IAG**") seeks to rely on section 708A(5) of the Corporations Act 2001 (Cwlth) ("**Act**") and gives notice under section 708A(5)(e) of the Act of the following details:

1 On 16 April 2007, IAG issued 40,458,096 fully paid ordinary shares ("**IAG Shares**") under the IAG Dividend Reinvestment Plan ("**DRP**") of which:

1.1 10,512,040 were issued to IAG shareholders as at 14 March 2007, being the record date for the interim dividend ("**Dividend**") payable on 16 April 2007;

1.2 29,946,056 were issued to Macquarie Equity Capital Markets Limited as underwriter of subscriptions for IAG Shares under the DRP in respect of the Dividend ("**Relevant Shares**").

2 IAG issued the Relevant Shares without disclosure to investors under Part 6D.2 of the Act.

3 As at the date of this notice, IAG has complied with:

(a) the provisions of Chapter 2M of the Act as they apply to IAG; and
(b) section 674 of the Act.

4 As at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739
923
388 George Street
Sydney NSW 200(
Telephone 02 929:

Insurance
Australia
Group

17 April 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES
RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 each allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.8921	$2.2488
Record date	30 May 2007	30 May 2007
Payment date	15 June 2007	15 June 2007

Yours sincerely

Glenn Revell
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	7 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 April 2007
No. of securities held prior to change	1. 5,386 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	124
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$725.49
No. of securities held after change	1. 5,510 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

3 May 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARES ('RPS') (ASX Code: IAGPA)**

IAG advises that the 26 April 2007 closing date for the receipt of RPS Holder Exchange Notices has passed.

IAG intends to undertake a process to facilitate the resale of RPS that are subject to Exchange Notices received. Macquarie Equity Capital Markets Limited has been appointed to manage the resale process. The value of RPS to be resold is approximately $122 million.

IAG reserves the right to convert or redeem any RPS that are not resold.

IAG also wishes to inform Holders that applied for additional RPS through the Top-up Facility that it is anticipated that their applications will be satisfied in full on 15 June 2007.

In accordance with the terms of RPS, Holders will be informed of the method of Exchange that will apply to their RPS on or by 16 May 2007.

Yours sincerely

Glenn Revell
Group Company Secretary

For further information please contact:

IAG
Anne O'Driscoll
Head of Investor Relations & Capital Planning
02 9292 3159

Macquarie (advisor to IAG)
Jacqui Vanzella
Division Director
02 8232 4904

Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

3 May 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARES ('RPS') (ASX Code: IAGPA)

IAG advises that the 26 April 2007 closing date for the receipt of RPS Holder Exchange Notices has passed.

IAG intends to undertake a process to facilitate the resale of RPS that are subject to Exchange Notices received. Macquarie Equity Capital Markets Limited has been appointed to manage the resale process. The value of RPS to be resold is approximately $122 million.

IAG reserves the right to convert or redeem any RPS that are not resold.

IAG also wishes to inform Holders that applied for additional RPS through the Top-up Facility that it is anticipated that their applications will be satisfied in full on 15 June 2007.

In accordance with the terms of RPS, Holders will be informed of the method of Exchange that will apply to their RPS on or by 16 May 2007.

Yours sincerely

Glenn Revell
Group Company Secretary

For further information please contact:

IAG
Anne O'Driscoll
Head of Investor Relations & Capital Planning
02 9292 3159

Macquarie (advisor to IAG)
Jacqui Vanzella
Division Director
02 8232 4904

WS: 1317941_1

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

4 June 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
DISCUSSIONS WITH CPIC SUSPENDED

We enclose a copy of a Media Statement in relation to the above topic for immediate release to the market.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (1 page)

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

10 May 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARES ('RPS') (ASX Code: IAGPA)
RESALE PLACEMENT

IAG advises that RPS that were subject to validly completed Exchange Notices will be acquired by third parties on 15 June 2007 for their Face Value of $100 per RPS.[1]

IAG has determined that the Additional Margin referred to in the Reset Notice for the RPS will be 0%. The Margin applying to all RPS will therefore be 1.10% for the period from 16 June 2007 until the next Reset Date of 15 June 2012, as set out in the Reset Notice.

IAG confirms to Holders that applied for additional RPS by submitting a Top-up Notice that their applications will be satisfied in full on 15 June 2007. A copy of the Top-up confirmation letter that will be despatched to relevant Holders is attached to this announcement.

In accordance with the terms of the RPS, Holders are required to be informed of the mechanism of Exchange that will apply to their RPS on or by 16 May 2007. A copy of the notice that will be despatched to relevant Holders is attached to this announcement.

The full terms and conditions of the RPS (as amended) and the Reset Notice are available on IAG's website **www.iag.com.au**.

Yours sincerely

Glenn Revell
Group Company Secretary

---

[1] If for any reason, there is a default in settlement or termination of the acquisition of the nominated RPS and the RPS are unable to be transferred to another third party, IAG will (subject to APRA's permission) redeem those RPS for their Face Value of $100 (per RPS).

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

?? May 2007

Shareholder name and address details

IAG
Insurance
Australia
Group

Dear Shareholder

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RESET PREFERENCE SHARE – ASX Code: IAGPA - ('RPS')

You recently lodged a Top-up Notice to increase your holding of Reset Preference Shares (RPS). The purpose of this letter is to notify you that your Top-up Notice will be satisfied in full.

The additional RPS (IAGPA) you applied for on your Top-up Notice will be allocated to your shareholding on the Reset Date, 15 June 2007. A confirmation statement will be mailed to you on 15 June 2007, together with an interest payment advice detailing the interest received on the monies you submitted with your Top-up Notice, calculated at 5.5% per annum from the date of receipt of your Top-up Notice to 14 June 2007. The interest payment will be sent to you by the same method as you currently receive dividend payments on your RPS.

The full terms and conditions of the RPS (as amended) are available on IAG's website www.iag.com.au.

Yours sincerely

Glenn Revell
Group Company Secretary

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

12 June 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
NSW CENTRAL COAST STORMS

Whilst it is too early to put a financial estimate on the ultimate cost of the storms on the NSW Central Coast over the long weekend, IAG confirms the following:

- IAG will bear the full cost of claims under $100m and be fully covered for any costs in excess of $200m. Partial covers are in place for losses between $100m and $200m. In particular, IAG will only bear 37.25% of any losses between $100m and $150m;
- IAG has now received over 6,000 claims and expects that further lodgements will be received.

IAG's operating subsidiaries, NRMA Insurance and CGU Insurance, have had teams on the ground all weekend and continue to work to help their customers in this time of need.

Yours sincerely

Glenn Revell
Group Company Secretary

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

12 June 2007

IAG
Insurance Australia Group

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') – NSW STORMS

Earlier today IAG made an announcement stating that it was too early to provide a financial estimate of the losses incurred from the NSW storms over the past weekend.

Based on the volumes of claims being lodged today – over 9,000 claims lodged in aggregate for these storms – IAG is now of the view that the ultimate number of claims and related costs will lead to the Group making claims on its catastrophe reinsurance covers and the total pre-tax loss, net of reinsurance, is reasonably likely to reach the maximum Group exposure of $169m. However, it is possible that it may be less than this.

Based on the average of broking analysts' forecasts for the financial year ended 30 June 2007 provided to IAG prior to this storm, the Group is expected to report net earned premium of $6,747m and an insurance profit of $894m (pre-tax), representing an insurance margin of 13.3%. A total claims cost net of reinsurance would reduce the consensus insurance profit to $725m, which would be an insurance margin of 10.7%.

Yours sincerely

Glenn Revell
Group Company Secretary

	Media Relations	Investor Relations
Name	Emma Foster	Anne O'Driscoll
Telephone	+61 2 9292 8929	+61 2 9292 3169
Mobile	+61 411 013 170	+61 411 012 675

G:\CSCDept\CSCUser\ASX\2007\IAG\June\120607 NSW Storms Update.doc

iag.com.au

28 February 2007

Mr Jeffrey Lucy
Chairman
Australian Securities and Investments Commission
Level 18
1 Martin Place
SYDNEY NSW 2000

IAG
Insurance Australia Group

Dear Mr Lucy,

SUBMISSION CALLING FOR STREAMLINED ASIC ADMINISTRATIVE PROCESSES

Background

The purpose of this letter is to draw to your attention to an opportunity for ASIC to improve and streamline its administrative procedures to alleviate the current and existing inefficiencies that apply in respect of the practical operation of section 254X (Notice to ASIC of share issue) and Chapter 2N (Updating ASIC Information about Companies and Registered Schemes) of the Corporations Act, 2001 to public limited companies.

Relevantly, paragraph 1.1 of the Revised Explanatory Memorandum that accompanied the Corporations Legislation Amendment Bill, 2002 (this Bill inserted Chapter 2N into the Corporations Act with effect from 1 July 2003) sets out the objective for the legislation:

*"This Bill will implement the seventh phase of the Commonwealth Government's Corporations Economic Reform Program, known as "Streamlined Lodgments and Compliance' or CLERP 7. The CLERP 7 reforms are intended to simplify document lodgement and compliance procedures for companies under the Corporations Act...... **In particular, the Bill seeks to improve the efficiency of corporate regulation and reduced regulatory burdens on business." [Emphasis added]***

Also worthy of note is the Joint Information Release by APRA and ASIC on 7 February 2007 entitled "APRA ASIC Working Group Status Report" which states at paragraph 1:

structure and changes to the members register on the Form 484 lodged at step 2 above.

Request

We respectfully request that ASIC consider streamlining its data lodgement processes to ensure that share issue data is immediately captured when this information is lodged with ASIC by public companies in accordance with s. 254X.

We are at a loss to understand that in relation to share issues by proprietary limited companies ASIC captures the data contemporaneously with the processing of the Form 484 (step 2 in the summary process outlined above) yet does not follow this practice for public limited companies.

Please do not hesitate to contact the undersigned or Mr Frank Giordano, Deputy Company Secretary, on (02) 9292 9809 to discuss this matter further.

Yours sincerely,

G Revell

Glenn Revell
Group Company Secretary
Insurance Australia Group Limited
T: (02) 9292 9835
M: 0405 014 886

Attachment 1

November 2006, ASIC issued a further company statement (Exhibit 5) stating that the Company only had 700,000 ordinary shares on issue and ignoring the previously notified Form 484 advising of the issue of 25 million ordinary shares on 23 June 2005. As a consequence of this error, the Company lodged a further Form 484 C2, C3 and C4 on 4 December 2006 notifying ASIC of the error in a further endeavour to correct the record (Exhibit 6). Further issues were raised as a consequence of the use of the incorrect corporate key. This initiated an investigation of its own, involving several pieces of correspondence with ASIC.

5. On 23 January 2007 ASIC issued an invoice (Exhibit 7) for the sum of $570 made up of $270 due to alleged late notification of response to company statement when a response had originally been lodged on 4 December 2006 and the share issue notification via Form 484 had originally been lodged with ASIC on 29 June 2005. After further direct contact with ASIC, the fee of $540 has finally been waived.

6. Exhibit 8 is an extract from the ASIC database summarising the list of documents lodged by the company over the course of the last three years. A considerable number of those documents merely repeat the same information and evidence the fact that despite multiple notifications lodged with ASIC, fundamental corporate information is not being captured by ASIC on a timely basis.

Date	Form	Error	ASIC Contact	Result
06.11.2004	ASIC issued 2004 Company Statement	Members Structure Incorrect and Members Address Incorrect	02.12.04 Spoke to ASIC CSO (Margaret) advising that we had submitted a Form 484 Doc # 019839246 on 25.11.2003 to cancel A&B class and to change members address. A further Form 484 was lodged on 01.12.2004 Doc # 1E0484380 to change members address.	Margaret advised us to lodge a Form 492 to correct the document lodged on 25.11.2003 by removing page 8 and 9 of the form. This would remove the A&B Class shares and the members address notification would be reprocessed as this was an ASIC error.
03.12.2004	Form 492 Doc # 020893719 lodged as advised by ASIC to correct A&B Class Shares	13.12.2004 ASIC Manager Client Services, Daniel Rake wrote to us to ask the name of the member who holds the A&B class shares.	20.12.2004 We wrote in response to your letter advising that there were no longer any A&B class shares on issue.	No further contact from ASIC
29.06.2005	Lodged Form 484 Doc # 021598399 advising ASIC of a Share Issue of 25,000,000 $1.00 ordinary shares issued on 23.06.2005	Data not captured as not in response to a company statement		
06.11.2005	ASIC issued 2005 Company Statement	Statement still showing A&B class shares. Current status of shares should read 25,700,000 but only reads 700,000.	Lodged call # 2364246 with ASIC CSO (Kylie) alerting her to previous correspondence and calls with ASIC and requested her to fix the A&B class shares and capture the data advised re issue of 25,000,000 shares.	Kylie agreed to get the processing department to fix these errors
06.11.2006	ASIC issued 2006 Company Statement	A&B class share finally removed but 25,000,000 issued still not captured. Members address reverted to old address.	Sick of explaining to ASIC over and over the same issue for 3 years decided to lodge 484 so that all information could be captured as it was in response to a company statement.	Lodged Form 484 on 04.12.2006 Doc # 023048615 completing sections C2, C3 & C4 to update the issue of shares and members address again in response to the Annual Company Statement.
07.12.2006	ASIC letter sent from Michael Debono, Manager, Operations	Incorrect corporate key used.		

ASIC
Australian Securities & Investments Commission

484 lodged 1/12/04 Doc # 1E0484350 to chang member address

Company Statement

Extract of particulars - s346A(1) Corporations Act 2001

Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

ACN 003 181 002

FOR CGU WORKERS COMPENSATION (NSW) LIMITED

REVIEW DATE: 05 November 04

You must notify ASIC of any changes to company details — Do not return this statement

www.asic.gov.au/easylodge
Log in with your Corporate Key:
85825802

Use Form 484 to make changes to company details.
Use Form 492 if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement.
Ph: 03 5177 3988

Use your agent.

Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

1 Registered office
LEVEL 26 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

2 Principal place of business
LEVEL 5 65 PIRRAMA ROAD PYRMONT NSW 2009

3 Ultimate holding company

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

4 Officeholders

Name: GLENN DEREK REVELL
Born: WAIUKU NEW ZEALAND
Date of birth: 26/11/1951
Address: 18 IMMARNA AVENUE LILLI PILLI NSW 2229
Office(s) held: SECRETARY, APPOINTED 02/01/2003

These details continue on the next page

Name: JAMES ALEXANDER STRONG
Born: LISMORE NSW
Date of birth: 31/07/1944
Address: 17 GOOBARAH ROAD BURRANEER NSW 2230
Office(s) held: DIRECTOR, APPOINTED 02/01/2003

Name: MICHAEL JOHN HAWKER
Born: WELLINGTON NSW
Date of birth: 11/10/1959
Address: 13 MYOORA ROAD TERREY HILLS NSW 2084
Office(s) held: DIRECTOR, APPOINTED 02/01/2003

Name: NEIL DOUGLAS HAMILTON
Born: FREMANTLE WA
Date of birth: 02/05/1952
Address: 1 MOSMAN TERRACE MOSMAN PARK WA 6012
Office(s) held: DIRECTOR, APPOINTED 02/01/2003

Name: IAN FORBES BROWN
Born: AUCKLAND NEW ZEALAND
Date of birth: 03/02/1943
Address: 35 MONCUR STREET WOOLLAHRA NSW 2025
Office(s) held: DIRECTOR, APPOINTED 02/01/2003

Name: DOMINIQUE GAYLE FISHER
Born: PORT MORESBY PAPUA NEW GUINEA
Date of birth: 06/12/1956
Address: 8A MAYFIELD AVENUE MALVERN VIC 3144
Office(s) held: DIRECTOR, APPOINTED 02/01/2003

Name: DOUGLAS ROY ANTHONY PEARCE
Born: SYDNEY NSW
Date of birth: 12/03/1956
Address: 58 DONCASTER AVENUE KENSINGTON NSW 2033
Office(s) held: DIRECTOR, APPOINTED 25/02/2003

Name: ANNE O'DRISCOLL
Born: CORK IRELAND
Date of birth: 25/07/1962
Address: 15A HARBOUR STREET MOSMAN NSW 2088
Office(s) held: SECRETARY, APPOINTED 02/01/2003

Name: MARIO JOHN PIRONE
Born: PERTH WA
Date of birth: 03/05/1962
Address: 179 BROOME STREET COTTESLOE WA 6011
Office(s) held: DIRECTOR, APPOINTED 18/10/2004

5 Company share structure

	Share class	Shares description	Number issued	Total amount paid on these shares	Total amount unpaid on these shares
X	A	A CLASS	10	$ 100.00	$ 0.00
X	B	B CLASS	20	$ 100.00	$ 0.00

These details continue on the next page

ORD	ORDINARY	700,000	$700,000.00	$ 0.00

6 Members

Name: CGU WORKERS COMPENSATION (NSW) LIMITED ACN 003 181 002

Address: LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
A	10	Yes	Yes
B	20	Yes	Yes

Name: CGU INSURANCE LIMITED ACN 004 478 371

Address: LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000 — Level 26

Share class	Total number held	Fully paid	Beneficially held
ORD	700,000	Yes	Yes

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

EXHIBIT 2

20 December 2004

Mr Daniel Rake
Manager, Client Services
Public Information Program
Australian Securities & Investments Commission
PO BOX 4000
GIPPSLAND MAIL CENTRE VIC 3841

IAG
Insurance
Australia
Group

Dear Mr Rake

CGU Workers Compensation (NSW) Limited – ACN 003 181 002

Reference is made to your letter dated 13 December 2004 enclosing Document 020893719 which was lodged by us with ASIC on 3 December 2004. A copy of the ASIC covering letter is attached together with Document 020893719.

Your letter poses the following question for us to respond to, namely "please advise the name of the share member who holds 10A and 20B class shares, if they are fully paid and beneficially held".

As previously advised in the C3 cancellation of shares section of Form 484 and C4 page 7 of 9 lodged on 25 November 2003, both the 10A and 20B class shares were cancelled on 14 July 2003. Accordingly, there are no A or B class shares currently on issue by the Company. The only shareholder in the Company is CGU Insurance Limited which holds 700,000 ordinary class shares. It is confirmed that the shares are fully paid and beneficially held by CGU Insurance Limited.

Accordingly, in view of the above explanation/confirmation, it should be clear that there are no A or B class shares currently on issue and hence that there are no A or B class shareholders in the Company.

We trust the above explanation clarifies the position clearly.

Please call the undersigned on (02) 9292 9809 should you require any further information.

Yours sincerely

Frank Giordano
Senior Assistant Company Secretary

Attachments

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

N:\CSCDept\CSCUser\ASIC\2004\Letters\Rake 201204 doc

14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

Insurance Australia Group Limited
Attn: Glenn Revell
Level 26 Nrma Centre
388 George Street
Sydney NSW 2000

13 December 2004

Dear Sir/Madam,

CGU WORKERS COMPENSATION (NSW) LIMITED
ACN 003 181 002
SUPPLEMENTARY DOCUMENT

The enclosed document, document number 020893719, was submitted to the Australian Securities and Investments Commission (ASIC) by you on behalf of this company on 03 December 2004. The document is returned because it has not been properly completed.

To assist us to accurately record the information from this document, we ask that you:

- please advise the name of the share member who holds 10 A & 20 B class shares, if they are fully paid & benefically held.

When you have corrected the document as requested, please return it to this office with a copy of this letter by 03 January 2005. Your prompt action will help us to provide an accurate and up to date corporate database. If the document is not returned by the due date we will write to the company requesting the return of the document.

If you need assistance or require further information, please visit our website www.asic.gov.au, email info.enquiries@asic.gov.au, or telephone ASIC on (03) 5177 3988.

Yours faithfully,

Daniel Rake
Manager, Client Services
Public Information Program

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
CGU WORKERS COMPENSATION (NSW) LIMITED

ACN/ARBN/ARSN/ABN
003 181 002

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number

Postal address

RECEIVED
- 3 DEC 2004
ASIC
SSC

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Details of original documents

Form number
484

Form title
CHANGE TO COMPANY DETAILS

Document number (Number allocated by ASIC)
019839246

Date of lodgement
2 5 / 1 1 / 0 3
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

PAGE 8 OF 9 HAS BEEN INCLUDED INADVERTENTLY AND SHOULD BE REMOVED.

CGU WORKERS COMPNESATION (NSW) LIMITED DO NOT HOLD ANY A OR B CLASS SHARES.

THE ONLY SHAREHOLDER IS CGU INSURANCE LIMITED WHO HOLD 700,000 ORDINARY CLASS SHARES.

019839246

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

RECEIVED
25 NOV 2002
ASIC
SSC

Company details

Company name
CGU WORKERS COMPENSATION (NSW) LIMITED

ACN/ABN
003 181 002

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
LEVEL 21, NRMA CENTRE

Street number and Street name
388 GEORGE STREET

Suburb/City: SYDNEY
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

Date of change
For members include date of change to members' register.

Date
14/05/03
[D D] [M M] [Y Y]

Continues on next page...

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name | Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)
New name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change
[D D] / [M M] / [Y Y]

ASIC
Australian Securities & Investments Commission

NBR

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes ~~are to be notified~~ via Sections A or B.

RECEIVED
25 NOV 2002
ASIC
SSC

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

CGU WORKERS COMPENSATION (NSW) LIMITED

ACN/ ABN

003 181 002

Is this document being lodged to update the Annual Company Statement that was sent to you?

[x] Yes

[ ] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

[ ] Family name:
Given names:

OR

[x] Company name: T & G GENERAL INSURANCE AUSTRALIA LIMITED

ACN/ ARBN/ ABN: 004 480 200

Office, unit, level, or PO Box number: LEVEL 21, NRMA CENTRE

Street number and Street name: 388 GEORGE STREET

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
A	NIL	10	NIL	*	NIL	Y	N	N
B	NIL	15	NIL	*	NIL	Y	N	N

* Liquidator's in specie distribution

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date: 23/06/03 [D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date: __/__/__ [D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name: | Given names:

OR

☒ Company name: CGU INSURANCE AUSTRALIA LIMITED

ACN/ ARBN/ ABN: 004 478 960

Office, unit, level, or PO Box number: LEVEL 21, NRMA CENTRE

Street number and Street name: 388 GEORGE STREET

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
A	NIL	10	NIL	$100	NIL	Y	N	N
B	NIL	20	NIL	$100	NIL	Y	N	N

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date: 14 / 07 / 03 [D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date: __ / __ / __ [D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

GLENN DEREK REVELL

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

25/11/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

EXHIBIT 3

Australian Securities &

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
CGU WORKERS COMPENSATION (NSW) LIMITED

ACN/ABN
003 181 002

Corporate key
85825802

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 9222

Postal address
388 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
27/06/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

suburb / city	SYDNEY	state/territory NSW	postcode 2000	
telephone	(02) 9292 9835			
facsimile	(02) 9292 8072			
DX number		suburb / city		

DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no.

Cheque amount

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
111 268 243	IAG FINANCE (NEW ZEALAND) LIMITED	775	NIL
003 181 002	CGU WORKERS COMPENSATION (NSW) LIMITED	484	NIL
000 473 147	NRMA INFORMATION SERVICES PTY LIMITED	484	NIL
		TOTAL	NIL

RECEIVED 29 JUN 2005 ASIC NSW RECEPTION

EXHIBIT 4

Company Statement

CORPORATE KEY: 99109769

Extract of particulars - s346A(1) Corporations Act 2001

Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

ACN 003 181 002

FOR CGU WORKERS COMPENSATION (NSW) LIMITED

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

REVIEW DATE: **05 November 05**

You must notify ASIC of any changes to company details — Do not return this statement

www.asic.gov.au/ easylodge Use your Corporate Key to log in.

Use Form 484 to make changes to company details. **Use Form 492** if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement. Ph: 03 5177 3988

Use your agent.

Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

1 **Registered office**
LEVEL 26 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

2 **Principal place of business**
LEVEL 5 65 PIRRAMA ROAD PYRMONT NSW 2009

3 **Ultimate holding company**
INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

4 **Officeholders**

Name: GLENN DEREK REVELL
Born: WAIUKU NEW ZEALAND
Date of birth: 26/11/1951
Address: 18 IMMARNA AVENUE LILLI PILLI NSW 2229
Office(s) held: SECRETARY, APPOINTED 02/01/2003

These details continue on the next page

ORD	ORDINARY	700,000	$700,000.00	$ 0.00

6 **Members**

Name: CGU INSURANCE LIMITED ACN 004 478 371

Address: LEVEL 26 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	700,000	Yes	Yes

- Check.

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

EXHIBIT 5

Company Statement

CORPORATE KEY: 24027389

Extract of particulars - s346A(1) Corporations Act 2001

ACN 003 181 002

FOR CGU WORKERS COMPENSATION (NSW) LIMITED

Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

REVIEW DATE: **05 November 06**

You must notify ASIC of any changes to company details — Do not return this statement

www.asic.gov.au/easylodge Use your Corporate Key to log in.

Use Form 484 to make changes to company details.
Use Form 492 if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement.
Ph: 03 5177 3988

Use your agent.

Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

1 Registered office
LEVEL 26 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

2 Principal place of business
LEVEL 5 65 PIRRAMA ROAD PYRMONT NSW 2009

3 Ultimate holding company
INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

4 Officeholders

Name: GLENN DEREK REVELL
Born: WAIUKU NEW ZEALAND
Date of birth: 26/11/1951
Address: 18 IMMARNA AVENUE LILLI PILLI NSW 2229
Office(s) held: SECRETARY, APPOINTED 02/01/2003

These details continue on the next page

6 Members

Name: CGU INSURANCE LIMITED ACN 004 478 371

Address: 'NRMA CENTRE' LEVEL 21 388 GEORGE STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	700,000	Yes	Yes

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

EXHIBIT 6

Telephone 02 9292 9222
iag com.au

POSTED 16.01.07

Insurance Australia Group

11 January 2007

Michael Debono
Manager, Operations
Public Information Program
Australian Securities & Investments Commission
PO BOX 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Michael

CGU Workers Compensation (NSW) Limited
ACN 003 181 002 - Change to Company Details

We refer to your letter dated 4 January 2007 and enclosed copy only letter dated 7 December 2006 regarding document number 023048615 lodged on 4 December 2006.

To-date we have not received the letter dated 7 December 2006 advising that an incorrect corporate key was provided.

We contacted your Customer Service Centre asking how we could resolve this matter. One of your Customer Service Representatives advised us to amend the file copy we retained and then initial the amendments and re-sign the document and resubmit it to ASIC.

We now enclose the amended document number 023048615 for processing.

Please contact my colleague, Miss Barbara Magee, on (02) 9292 8448 should you require any further information.

Yours sincerely

Glenn Revell
Group Company Secretary

ASIC Information Processing Centre
14 - 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841
Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

015/36

Cgu Workers Compensation (Nsw) Limited
Level 26 Nrma Centre
388 George Street
SYDNEY NSW 2000

RECEIVED
DATE 10.01.07
BY IAG Grp Sec

04 January 2007

Dear Sir/Madam,

CGU WORKERS COMPENSATION (NSW) LIMITED
ACN 003 181 002
CHANGE TO COMPANY DETAILS

On 04 December 2006 the Australian Securities and Investments Commission (ASIC) received a document, document number 023048615, which was submitted on your behalf by your agent.

As the document was not properly completed it was returned to your agent on 07 December 2006 with a letter requesting that the document be corrected and returned to us by 28 December 2006. A copy of that letter is enclosed. Our records show that the document has still not been returned to ASIC.

ASIC is of the view that the document has not been properly lodged as required by the Corporations Act 2001. We would appreciate your co-operation in ensuring that the document is corrected and returned to ASIC so that its lodgement can be finalised.

As you may require more time to finalise this matter we have extended the date by which the document must be returned to us to 25 January 2007. Your prompt action will help us to provide an accurate and up to date database.

If you need assistance or require further information, please visit our website www.asic.gov.au, email info.enquiries@asic.gov.au, or telephone ASIC on (03) 5177 3988.

000142/0A0036761

Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

COPY ONLY

Insurance Australia Group Limited
Attn: Glenn Revell
GROUP SECRETARIAT
GPO BOX 9871
SYDNEY NSW 2000

07 December 2006

Dear Sir/Madam,

Amendments required to Form 484 *Change to company details*

CGU WORKERS COMPENSATION (NSW) LIMITED
ACN 003 181 002

Document number: 023048615

The above-mentioned Form 484 *Change to company details* was received on 04 December 2006. The form has not been completed correctly and therefore cannot be processed.

To enable processing of this form, please attend to the following:

- **The corporate key is incorrect for this ACN.**
  Provide the current corporate key for the company.

The enclosed form must be completed and returned to us by 28 December 2006.

Your prompt action will help us to provide an accurate and up to date corporate database.

If you require any further assistance or information, please visit our website at www.asic.gov.au or seek your own professional advice from your agent, accountant or lawyer.

Yours faithfully,

Michael Debono
Manager, Operations
Public Information Program

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
CGU WORKERS COMPENSATION (NSW) LIMITED

ACN/ABN
003 181 002

Corporate key
~~24087389~~ 24027389

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 8448

Postal address
C/- GROUP SECRETARIAT, GPO BOX 9871
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
- [ ] Director
- [x] Company secretary

Signature
[signature]

Date signed
03/12/06 [D D] [M M] [Y Y]
~~[illegible]~~ 11.1.07.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E

- ☐ Single shareholder company
- ☐ Multiple shareholder company A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

[ ] Family name:
Given names:

OR

[x] Company name: CGU INSURANCE LIMITED

ACN/ARBN/ABN: 004 478 371

Office, unit, level, or PO Box number: LEVEL 26, NRMA CENTRE

Street number and Street name: 388 GEORGE STREET

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change: 23/06/05
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
ORD	25,000,000	NIL	25,700,000	-	-	Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: __/__/__
[D D] [M M] [Y Y]

street number and name 388 GEORGE STREET
suburb / city SYDNEY state/territory NSW postcode 2000
telephone (02) 9292 8448
facsimile (02) 9292 8072
DX number suburb / city

REQUIRED ON THIS DOCUMENT

ASS CASH PROC. REQ-A REQ-P

RECEIVED 04 DEC 2006 ASIC NSW

Australian Securities & Investments Commission

form **RA05**

remittance advice

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Please complete a separate form for each cheque

Cheque no. ____________________

Cheque amount ____________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
003 181 002	CGU WORKERS COMPENSATION (NSW) LIMITED	484	NIL
000 016 722	INSURANCE AUSTRALIA LIMITED	484	NIL
004 167 953	CGU-VACC INSURANCE LIMITED	492	NIL
114 684 301	IAG ASSET MANAGEMENT CASHPLUS TRUST	491	NIL
108 597 851	IAG ASSET MANAGEMENT CASH MANAGEMENT TRUST	491	NIL
108 597 548	IAG ASSET MANAGEMENT EQUITY TRUST AUSTRALIA	491	NIL
108 597 066	IAG ASSET MANAGEMENT FIXED INTEREST TRUST	491	NIL
108 596 685	IAG ASSET MANAGEMENT WORLD EQUITY TRUST	491	NIL
004 208 084	INSURANCE MANUFACTURERS OF AUSTRALIA PTY LIMITED	484	NIL
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	484	NIL
		TOTAL	NIL

EXHIBIT 7

Action: Check next week to ensure nil balance. 5/2/07 Confirmed with ASIC CSO Kylie that $540 has been credited to account. Nil balance. [signature]

Australian Securities & Investments Commission

Invoice statement

ABN 86 768 265 615

015

CGU WORKERS COMPENSATION (NSW) LIMITED
L 26 NRMA CENTRE
388 GEORGE ST
SYDNEY NSW 2000

ACN	003 181 002
ACCOUNT NO	22 003181002
FOR	CGU WORKERS COMPENSATION (NSW LIMITED

Account summary

Opening Balance	$0.00
New Charges	$540.00
Payments and credits	$0.00
Account Balance	**$540.00**
	$540.00 Pay now

Transaction details are listed on the next page(s).

Amounts not subject to GST
Treasurer's Determination (Exempt taxes, fees and charges)

Payments

Payments are always allocated to the oldest debt first.
If payment has been made please disregard this notice.

Legal action may be taken to recover overdue accounts.

Late fees

Late fees will apply if:

- You notify a change outside the period required by the Corporations Act; or
- You do not bring your company/scheme details up to date within 28 days of the date of issue of the annual statement; or
- You do not pay your review fee within 2 months of the annual review date

In each case the late fee is:

- $65 for up to one month late (L1)
- $270 for over one month late (L2)

See www.asic.asic.gov.au/invoices for further explanation.

Reminder – Company directors must pass a solvency resolution within 2 months of the company's review date, unless the company has lodged a financial report with ASIC within the previous 12 months.

Payment slip (See next page for payment options)

ASIC
Australian Securities & Investments Commission

ACN	003 181 002
ACCOUNT NO	22 003181002
FOR	CGU WORKERS COMPENSATION (NSW LIMITED
Account Balance	**$540.00**
	$540.00 Pay now

B PAY
Biller Code: **17301**
Ref: **2290031810026**

POST billpay

*875 1379 0002290031810026 50

22 003181002

003 181 002

003102/003102/AC2200318100211 38519

EDGE Filename	G:\CSCDEPT\CSCUSER\CASWIN\ELS\IN\DATA_001.306
Company Name	CGU WORKERS COMPENSATION (NSW) LIMITED
ACN	003 181 002
Type	PUBLIC
Class	LIMITED BY SHARES
Sub Class	UNLISTED
Review Date	05/11/2007
Prev Year End	
Status	REGISTERED
Incorp Date	17/10/1986
Incorp State	NSW
Old State No	38180335
Registered Office	LEVEL 26 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000
Date	16/08/2004
Business Office	LEVEL 5 65 PIRRAMA ROAD PYRMONT NSW 2009
Date	14/04/2003
Ult Holding Co	INSURANCE AUSTRALIA GROUP LIMITED
ACN	090 739 923
Officer	HAMILTON, NEIL DOUGLAS UNIT 2 30 JARRAD STREET COTTESLOE WA 6011 Born 02/05/1952 at FREMANTLE, WA DIR App 02/01/2003
Officer	HAWKER, MICHAEL JOHN 13 MYOORA ROAD TERREY HILLS NSW 2084 Born 11/10/1959 at WELLINGTON, NSW DIR App 02/01/2003
Officer	JOHNSON, JACQUELINE 66 MOUNT ANNAN ROAD MOUNT ANNAN NSW 2567 Born 07/02/1963 at LIVERPOOL, UNITED KINGDOM DIR App 23/08/2005
Officer	O'DRISCOLL, ANNE 15A HARBOUR STREET MOSMAN NSW 2088 Born 25/07/1962 at CORK, IRELAND SEC App 02/01/2003
Officer	PIRONE, MARIO JOHN 179 BROOME STREET COTTESLOE WA 6011 Born 03/05/1962 at PERTH, WA DIR App 18/10/2004
Officer	REVELL, GLENN DEREK 18 IMMARNA AVENUE LILLI PILLI NSW 2229 Born 26/11/1951 at WAIUKU, NEW ZEALAND SEC App 02/01/2003
Officer	SCHWARTZ, BRIAN 24 BANGALLA ROAD ROSE BAY NSW 2029 Born 19/09/1952 at UITENHAGE, SOUTH AFRICA DIR App 01/01/2005
Officer	STRONG, JAMES ALEXANDER UNIT 21 THE WHARF TERRACES 10 LINCOLN CRESCENT WOOLLOOMOOLOO NSW 2011 Born 31/07/1944 at LISMORE, NSW DIR App 02/01/2003

Issued Capital	
Share Class	ORD
Share Description	ORDINARY
Number Issued	25700000
Amount payable per sha	$1.00
Amount paid per share	$1.00
Issued Options	0
Member	25700000 ORD SHARES FULLY PAID CGU INSURANCE LIMITED 004 478 371 'NRMA CENTRE' LEVEL 26 388 GEORGE STREET SYDNEY NSW 2000
Documents	Form 388 FINANCIAL REPORT Form Date 30/06/2006 Date Lodged 29/09/2006 DOCIMAGE No 023229399
Documents	Form 388 FINANCIAL REPORT Form Date 30/06/2006 Date Lodged 29/09/2006 DOCIMAGE No 023229399
Invoice Details	FINANCIAL REPORT - PUBLIC COMPANY OR DISCLOSING ENTITY
Amount	$0.00
Documents	Form 484 CHANGE TO COMPANY DETAILS Form Date 04/12/2006 Date Lodged 04/12/2006 DOCIMAGE No 023048615
Invoice Details	NOTIFICATION OF SHARE ISSUE
Amount	$0.00
Invoice Details	CHANGES TO SHARE STRUCTURE
Amount	$0.00
Invoice Details	CHANGES TO (MEMBERS) SHARE HOLDINGS
Amount	$0.00

EXHIBIT 8

Extracted from ASIC's database at AEST 09:48:24 on 12/02/2007

Name CGU WORKERS COMPENSATION (NSW) LIMITED

ACN 003 181 002

ABN 19 003 181 002

These are the documents that ASIC has most recently received from or in relation to this organisation. Page numbers are shown if processing is complete and the document is available for purchase.

Date	Number	Pages	Description
04/12/2006	023048615	6	484 Change to Company Details
			484G Notification of Share Issue
			484O Changes to Share Structure
			484N Changes to (Members) Share Holdings
29/09/2006	023229399	20	388A (FR 2006) Financial Report Financial Report - Public Company Or
			Disclosing Entity
21/12/2005	1E1669714	2	484E Change to Company Details Appointment or Cessation of A
			Company Officeholder
27/09/2005	022314727	17	388A (FR 2005) Financial Report Financial Report - Public Company Or
			Disclosing Entity
29/08/2005	1E1294641	2	484A1 Change to Company Details Change Officeholder Name Or
			Address
25/08/2005	1E1285401	2	484E Change to Company Details Appointment or Cessation of A
			Company Officeholder
29/06/2005	021598399	6	484 Change to Company Details
			484G Notification of Share Issue
			484O Changes to Share Structure
			484N Changes to (Members) Share Holdings
05/01/2005	1E0558113	2	484E Change to Company Details Appointment or Cessation of A
			Company Officeholder
03/12/2004	020893719	3	902 Supplementary Document
01/12/2004	1E0484380	2	484A2 Change to Company Details Change Member Name or Address
19/11/2004	1E0455395	2	484A1 Change to Company Details Change Officeholder Name Or
			Address
12/11/2004	1E0436487	2	484E Change to Company Details Appointment or Cessation of A

EXHIBIT 9

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

RA05 1/1 22 January 2001

ASIC registered agent number	21781
lodging party or agent name	Insurance Australia Group Limited
office, level, building name or PO Box no.	Level 26, NRMA Centre
street number and name	388 George Street
suburb / city	SYDNEY state/territory NSW postcode 2000
telephone	(02) 9292 9835
facsimile	(02) 9292 8072
DX number	suburb / city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no. ______________________

Cheque amount ______________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
	Submission Calling for Streamlined ASIC		
	administrative processes - letter dated 28/02/07		
		TOTAL	

RECEIVED 01 MAR 2007 ASIC NSW

street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

REQUIRED ON THIS DOCUMENT

Lodged 27/4/07 ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

82-34821

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name INSURANCE AUSTRALIA GROUP LIMITED
A.C.N. 090 739 923

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	10,512,040	16 APRIL 2007

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution
and/or replaceable rules

dividend declared in favour of, but not payable in cash to the shareholders.

pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) 22 /02/ 2007

summary of the provisions of the relevant resolution or other authority: Ordinary shares were issued pursuant to a dividend reinvestment plan (attached as annexure "A") in respect of dividend declared on 22 February 2007 and payable on 16 April 2007.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name REVELL, GLENN DEREK capacity

sign here [signature] SECRETARY

24.4.07

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

THIS IS ANNEXURE "A" OF 10 PAGES REFERRED TO IN FORM 208 NOTIFICATION OF DETAILS OF SHARES ISSUED OTHER THAN FOR CASH SIGNED BY ME AND DATED 24/04/2007.

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE: [signature] **DATE:** 24/04/2007



Dividend Reinvestment Plan Booklet

Insurance Australia Group Limited

ABN 60 090 739 923

Dividend Reinvestment Plan Booklet

Contents



This is an important document.

If you have any doubts as to what you should do, please consult your stockbroker, accountant or other professional adviser.

If you have any questions in relation to the Dividend Reinvestment Plan after reading this booklet, please call the Share Registry on 1300 360 688.

...ature... of the Divid... Reinvestment Plan

Defined words and expressions used in this booklet are capitalised. Please see the Glossary for their meanings.

Under Insurance Australia Group Limited (IAG)'s Dividend Reinvestment Plan (DRP), you can choose to reinvest your Dividends in the company to acquire additional Shares.
The DRP provides a convenient and cost effective way to increase your investment in Australasia's largest general insurance group.

- Participation is entirely voluntary and you can choose to reinvest all, part or none of your Dividend in the DRP
- You can choose to have less than your full shareholding participating in the DRP (Partial Participation)
- You do not have to appoint a broker and you will not pay fees, brokerage or other transaction costs for Shares Allocated to you under the DRP
- You can choose to join, withdraw, or vary your participation in the DRP at any time, however, your DRP Election Form must be received by 5pm Sydney (Australia) time on the next Dividend Record Date to be active for the next Dividend
- Shares Allocated under the DRP will rank equally with existing Shares
- DRP Statements outlining the Dividend calculation and the details of your participation will be despatched on the Payment Date.

Questions and Answers

1 How do I participate in the DRP?

Participation in the DRP is entirely voluntary. You can choose to participate by completing the enclosed DRP Election Form and returning it in the enclosed reply paid envelope. Additional forms can be downloaded from **www.iag.com.au/drp** or you can contact the Share Registry on 1300 360 688 to request a DRP Election Form.

2 Who is eligible to participate in the DRP?

IAG ordinary shareholders who have a registered address in Australia, are eligible to participate in the DRP, unless they are U.S. persons or hold Shares on behalf of another person who resides outside Australia. Shareholders in other jurisdictions may also be eligible in some circumstances. Please see the Rules in this booklet for further information about eligibility.

3 How is the Issue Price calculated?

The Issue Price is based on an Average Market Price of Shares calculated during a set Pricing Period. The Pricing Period for DRP Shares will be determined by the Directors for each Dividend Payment Date, however, it will be at least five Trading Days. The Issue Price will be rounded to four decimal places (or such other number of decimal places as the Directors may determine).

4 Do all my Shares have to participate in the DRP?

You can choose to have less than your full shareholding participating in the DRP (Partial Participation). If you choose Partial Participation, you will need to complete a Direct Credit Form so as to receive a direct credit for the portion of your Shares not participating in the DRP. If you do not complete and return a Direct Credit Form, your Dividend for the portion of Shares not participating in the DRP will be held for you in an account that does not earn interest, until we receive your completed Direct Credit Form.

5 Is there a minimum or maximum participation level?

IAG has the discretion to introduce a minimum or maximum participation level and vary any minimum or maximum participation level.

6 How many Shares will I receive?

The number of DRP Shares you receive will be calculated by multiplying the number of Participating Shares you hold at the Dividend Record Date by the relevant Dividend, deducting any withholding tax (if applicable), adding any carried forward residual cash balance (if applicable), and then dividing this amount by the Issue Price. The calculation will be rounded down to the nearest whole number of Shares.

7 How will I know how many Shares I have received under the DRP?

All participants in the DRP will be sent a statement after each Allocation of DRP Shares. This statement will include:

- the number of Participating Shares you held at the Dividend Record Date
- the Dividend Payment calculation (including withholding tax deductions, if applicable)
- the Issue Price of the DRP Shares
- the number of DRP Shares issued to you and the amount of any residual balance (if applicable).

If you are a partial Participant you will also receive your direct credit payment advice with this statement.

8 How will my DRP Shares be treated for the subsequent dividend payments?

If you choose to participate fully in the DRP, all Shares held by you at each Dividend Record Date will be treated as participating in the DRP (Participating Shares), including any previously acquired DRP Shares or other Shares. If you choose Partial Participation, only the number of Shares you have specified will be Participating Shares. The number of Shares that will be treated as participating in the DRP may be limited if IAG elects to introduce a minimum or maximum participation.

9 What occurs when there is a residual balance?

Generally, when there is a residual balance following the calculation of the Issue Price and the number of DRP Shares you receive, it will be carried forward and added to your next Dividend Payment entitlement. However, in some circumstances it may be paid to a registered charity or paid to you with your next Dividend Payment. Please see Rule 7.4 for further information about the residual balance.

The effects of participating in the DRP under a number of scenarios are illustrated below. These scenarios assume that no withholding tax has been deducted.

	Shareholder A FULL Participation	Shareholder B PARTIAL Participation	Shareholder C DOES NOT Participate
Shares held as at Dividend Record Date	1,000	1,000	1,000
Dividend per Share	$0.12	$0.12	$0.12
Total Dividend	$120.00	$120.00	$120.00
Participating Shares	1,000	150	0
Dividend on Participating Shares	$120.00	$18.00	N/A
Issue Price of DRP Shares	$6.2948	$6.2948	N/A
DRP Shares Allocated	19	2	N/A
Cost of DRP Shares Allocated	$119.60	$12.59	N/A
Residual balance in DRP account [1]	$0.40	$5.41	N/A
Cash balance of total Dividend – paid by direct credit	$0.00	$102.00	$120.00
Total shareholding after this Dividend [2]	1,019	1,002	1,000
Participating Shares for the next Dividend [2]	1,019	150	0

Note: (1) Residual balances are generally carried forward to next Dividend Payment Date – see Rule 7.4 for further details
(2) Excludes any Share transactions after Dividend Record Date

10 What if I have more than one IAG shareholding?

You will need to complete a separate DRP Election Form for each of your shareholdings. For example, you may have issuer sponsored holdings and CHESS holdings. To make it easier to manage your shareholdings, you may want to combine your shareholdings. Please contact the Share Registry for more information.

11 What will happen if I combine my separate shareholdings?

If you decide to combine your holdings, for instance by converting your issuer sponsored holding to your CHESS holding (or vice versa) your participation in the DRP may be affected by the conversion of your holdings. You should contact the Share Registry to ensure the appropriate DRP election continues to be applied.

12 Can the DRP be changed or terminated?

IAG may vary the Rules or suspend or terminate the DRP at any time. If this occurs, IAG will make a public announcement and information will be available on **www.iag.com.au**

13 How do I change my DRP participation?

You can change your participation or withdraw from the DRP by either:

- downloading a DRP Election Form from **www.iag.com.au/drp**; or
- contacting the Share Registry on 1300 360 688 to request a DRP Election Form,

completing it and sending it to the Share Registry.

Your DRP Election Form must be received by 5pm Sydney (Australia) time on the next Dividend Record Date to be active for the next Dividend.

14 Can I sell my DRP shares?

Shares acquired through the DRP can be sold at any time after Allocation and quotation.

15 What happens if I sell Shares close to the time of the Dividend Record Date?

If you sell Shares between a Dividend Record Date and Dividend Payment Date, your Dividend Payment in respect of Participating Shares will still be reinvested in the DRP. However, if you sell Shares before the Dividend Record Date, you will not receive Shares under the DRP or any other payment on the Dividend Payment Date in respect of those Shares that you have sold.

16 What is the taxation treatment?

Dividends reinvested into Shares are usually treated as cash dividends for Australian tax purposes. IAG cannot advise on the taxation implications of participating in the DRP. If you have any questions regarding taxation implications, please consult your stockbroker, accountant or professional adviser.

Table of Contents

Defined words and expressions used in this booklet are capitalised. See the Glossary for their meanings.

1 Commencement of DRP

The DRP and these Rules will commence operation on such date as the Directors determine.

2 Eligibility and participation

2.1 Only Eligible Shareholders may participate in the DRP.

2.2 Subject to Rules 2.3 and 2.6, an Eligible Shareholder is, in respect of a particular Dividend Payment Date:

(a) a person who, at the relevant Dividend Record Date was recorded in IAG's share register as having an address in Australia, unless that person holds Shares on behalf of another person who resides outside Australia and who would not, if named on the register, be an Eligible Shareholder under Rule 2.2(b); or

(b) any other registered holder of Shares at the relevant Dividend Record Date that has satisfied the Directors that:

(i) the offer and issue or transfer of Shares under the DRP is lawful and practicable in the jurisdiction in which they reside; and

(ii) that person does not hold Shares on behalf of another person who resides outside that jurisdiction and who would not, if named on the register, be an Eligible Shareholder.

2.3 Notwithstanding any other terms of the DRP, "Eligible Shareholder" does not include any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933), nor the estate of any deceased person where IAG has been notified of the estate.

2.4 Participation in the DRP by Eligible Shareholders:

(a) is optional and voluntary;

(b) is not transferable; and

(c) may be varied or terminated at any time as set out in Rule 10.

2.5 To apply to participate in the DRP, Eligible Shareholders must complete, sign and lodge with the Share Registry a DRP Election Form in accordance with these Rules and the instructions on the DRP Election Form. However:

(a) IAG may accept written applications from Eligible Shareholders for participation in the DRP which are not in the form of a DRP Election Form if IAG decides that the instructions are clear and sufficient. Such written instruction, if acceptable to IAG, will be deemed to be a DRP Election Form for the purpose of these Rules; and

(b) IAG may allow Eligible Shareholders to lodge DRP Election Forms electronically, either through IAG's website or that of an authorised third party. The availability (if any) of such a facility will be referred to on IAG's website and announced to ASX. Any DRP Election Forms so lodged must comply with the applicable terms and conditions of the facility.

2.6 IAG may determine that a Shareholder is not an Eligible Shareholder within the terms of these Rules. Such a determination will be final. In making this determination, IAG may consider, among other things, whether a Shareholder obtained any necessary approvals or advices to enable that Shareholder to participate in the DRP in the jurisdiction in which that Shareholder resides.

2.7 If an Eligible Shareholder has more than one holding of Shares and wishes to participate in the DRP with respect to one or more such holding, a DRP Election Form must be lodged with respect to each separate shareholding.

2.8 If Shares are jointly held by two or more Eligible Shareholders, all joint holders of such Shares must sign a single DRP Election Form for it to be valid. If one or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

2.9 IAG may refuse to accept a DRP Election Form and may suspend or withdraw Shares from participation in the DRP if it considers that the participation of those Shares might lead to:

(a) foreign persons or associates of foreign persons acquiring a significant interest or an aggregate significant interest in IAG for the purposes of the foreign takeovers legislation; or

(b) an unacceptable shareholding situation arising for the purposes of the Financial Sector (Shareholdings) Act 1998.

3 Degrees of participation

Electing Full Participation or Partial Participation

3.1 An Eligible Shareholder who wishes to participate in the DRP must elect on the DRP Election Form the degree to which the Shareholder wishes to participate in the DRP.

3.2 The degree of participation that an Eligible Shareholder may elect is either:

(a) Full Participation - for all of the Participant's shareholding from time to time - see Rule 3.4 and Rule 4; or

(b) Partial Participation - for a specific number of Shares nominated by the Participant - see Rules 3.5 and 3.6 and Rule 4.

3.3 Signed and otherwise complete DRP Election Forms received by IAG which do not indicate the degree of participation in the DRP which an Eligible Shareholder wishes to elect, including by:

(a) electing Partial Participation without specifying the number of Participating Shares;

(b) signing the DRP Election Form but not electing Full Participation or Partial Participation; or

(c) electing both Full Participation and Partial Participation,

will, without further notice to the relevant Eligible Shareholder, be deemed to be an election of Full Participation. This Rule does not limit Rule 5 and Rule 6.

Consequences of electing Full Participation

3.4 Subject to Rule 4.2, if a Participant has elected Full Participation for a holding of Shares, all of that shareholding from time to time will be Participating Shares. This means that all Shares acquired by that Participant that are added to that holding (including any DRP Shares issued to the Participant) will be designated Participating Shares, subject to:

(a) the ASTC Settlement Rules;

(b) any subsequent disposals of Shares;

(c) any changes to that Participant's DRP election; and

(d) any maximum limit on Participating Shares that may be set by IAG from time to time.

Consequences of electing Partial Participation

3.5 If a Participant has elected Partial Participation for a holding of Shares, the number of Participating Shares will remain that specified by the Participant on the DRP Election Form and will not increase, irrespective of whether the Participant subsequently acquires additional Shares (including any DRP Shares issued to the Participant).

3.6 If a Participant who has elected Partial Participation holds, at any Dividend Record Date, fewer Shares than the number of Participating Shares specified by that Participant on its DRP Election Form, then all of that Participant's holding of Shares will be designated Participating Shares for the purposes only of the Dividend to which the relevant Dividend Record Date relates.

4 Minimum and maximum participation

4.1 Notwithstanding any other terms of the DRP, IAG may, whether in respect of a particular Dividend or as a continuing term of participation in the DRP, set a minimum or a maximum number of Participating Shares per Eligible Shareholder.

4.2 To the extent that a DRP Election Form specifies a number of Participating Shares in excess of a maximum limit set under Rule 4.1 (including by electing Full Participation where the number of Participating Shares would exceed that limit), for so long as that limit applies:

(a) that limit will be deemed to be the number of Participating Shares for the purposes of Rule 7 and Rule 9.1; and

(b) any Shares specified in a DRP Election Form as Participating Shares in excess of that limit (including by electing Full Participation where the number of Participating Shares would exceed that limit) will be deemed to be Non-Participating Shares, and any Dividend payable in respect of those Shares will be paid by direct credit. If you do not complete and return a Direct Credit Form, your Dividend for the portion of Shares not participating in the DRP will be held for you in an account that does not earn interest, until we receive your completed Direct Credit Form.

4.3 Where a maximum limit is set under Rule 4.1, IAG may waive the limit on the number of Participating Shares at any time for any Eligible Shareholder who holds Shares as a trustee or nominee for a number of beneficial owners (who are also Eligible Shareholders), provided that:

- such trustee or nominee will not at any time participate in the DRP on behalf of any single beneficial owner in excess of the maximum limit set under Rule 4.1; and
- Rule 4.2 will apply as if each such beneficial owner is the registered Shareholder.

5 Acceptance of applications

5.1 Subject to Rule 5.3, an Eligible Shareholder's participation in the DRP will commence from the first Dividend Record Date following receipt by IAG's Share Registry of the Eligible Shareholder's DRP Election Form and will continue for so long as the DRP Election Form is effective under Rule 5.2.

5.2 Subject to Rules 2.2 and 5.3, a DRP Election Form submitted in accordance with Rule 2.5 is effective:

(a) from the date the DRP Election Form is received by the Share Registry;

(b) in respect of a Dividend, only if it is received by 5pm Sydney (Australia) time on the next Dividend Record Date;

(c) until:

(i) the Participant varies or terminates its participation in the DRP pursuant to these Rules; or

(ii) suspension of the DRP for four or more consecutive Dividend Payment Dates; or

(iii) termination of the DRP; or

(iv) the Participant ceases to be an Eligible Shareholder. The form will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder; and

(d) upon and from recommencement of the DRP, following a suspension of less than four consecutive Dividend Payment Dates.

5.3 IAG may:

(a) accept or refuse a DRP Election Form which is not properly completed or signed; or

(b) correct any error in, or omission from, a DRP Election Form, prior to acceptance under Rule 5.3(a).

5.4 IAG will record, with respect to each Participant:

(a) the name and address of the Participant (being the name and address in the company's register of members, from time to time); and

(b) the number of Participating Shares held by the Participant from time to time,

and IAG's records will be conclusive evidence of the matters so recorded.

6 Significance of applying

6.1 By applying to participate in the DRP in accordance with Rule 2.5, an applicant:

(a) warrants to IAG that it is an Eligible Shareholder (see Rule 2.2);

(b) authorises IAG (and its officers or agents) to correct any error in, or omission from, its DRP Election Form;

(c) acknowledges that IAG may at any time irrevocably determine that the applicant's DRP Election Form is valid, in accordance with these Rules, even if the DRP Election Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that IAG may refuse any DRP Election Form;

(e) consents to the establishment of a DRP account on its behalf;

(f) consents to any residual positive balance produced by the calculation in Rule 7.3 remaining in its DRP account rather than being paid by direct credit or as otherwise determined by the Directors;

(g) agrees to the appointment of a trustee nominated by IAG as the Participant's agent to acquire Shares on market, where IAG decides to Allocate DRP Shares to Participants by transferring existing Shares in accordance with Rules 8.1 and 8.2;

(h) consents to the donation of the residual positive balance in its DRP account to one or more registered charities, in the circumstances set out in Rule 7.4(c);

(i) acknowledges that IAG may arrange for the DRP to be fully or partially underwritten in respect of any one or more Dividend Payment Dates;

(j) acknowledges that neither IAG nor the Share Registry has provided the applicant with investment advice or financial product advice and that neither has any

obligation to provide this advice, concerning its decision to apply to participate in the DRP; and

(k) unconditionally agrees to the Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the DRP,

in each case, at all times until termination of the DRP or of the Participant's participation in the DRP.

7 Reinvestment of Dividends

7.1 Subject to Rule 7.2 and Rule 10, each Dividend which is payable to a Participant in respect of Participating Shares will be applied by IAG on the Participant's behalf to acquire or subscribe for DRP Shares.

7.2 Any portion of a Participant's Dividend Payment on Participating Shares:

(a) which is deductible by IAG as withholding tax; or

(b) which IAG is entitled or required to withhold or deduct for any reason from the Dividend payable to that Participant,

will not be applied to acquire or subscribe for DRP Shares.

DRP account

7.3 A DRP account for each Participant will be established and maintained by IAG. Subject to Rule 10, for each Dividend, IAG will, with respect to each Participant:

(a) determine the Dividend Payment with respect to the Participating Shares;

(b) determine any amount to be withheld or deducted under Rule 7.2;

(c) credit the amount in paragraph (a) and debit any amount in paragraph (b) to the Participant's DRP account. Such payment into that account constitutes payment of the Dividend on those Participating Shares;

(d) determine the number of DRP Shares which can be acquired under the DRP by dividing the amount in the Participant's DRP account by the Issue Price and rounding down to the nearest whole number of Shares;

(e) on behalf of and in the name of the Participant, subscribe for or purchase the number of DRP Shares determined under paragraph (d) and debit the aggregate Issue Price for those DRP Shares against the balance in the Participant's DRP account; and

(f) where the calculation under paragraph (d), before rounding, produces a fractional number of DRP Shares, record the remainder as a dollar amount (any fraction of a cent will be disregarded) as a residual balance in the Participant's DRP account.

7.4 Any residual balance recorded in a Participant's DRP account as a result of Rule 7.3(f) will remain in the Participant's DRP account until:

(a) unless paragraphs (b) or (c) apply, the next Dividend Payment Date, when it will be aggregated with any further amounts credited to the DRP account in respect of the next Dividend; or

(b) unless paragraph (c) applies, the next Dividend Payment Date on which a Dividend has been declared, when it will be paid to the Participant along with, and (where practicable) by the same means as, the Participant's Dividend, if the DRP has been:

(i) terminated by IAG pursuant to these Rules; or

(ii) suspended by IAG pursuant to these Rules and remains suspended for four or more consecutive Dividend Payment Dates; or

(c) if the Participant has ceased to participate in the DRP in accordance with Rules 10.2(a), (b) or (d), after the last Dividend to be paid in that financial year, at which time the Participant will be taken to have directed IAG to donate the amount on behalf of the Participant to one or more registered charities, as nominated by IAG from time to time. Participants will not be issued with a receipt in connection with such a donation.

7.5 No interest will accrue to a Participant in respect of residual positive balances recorded in a Participant's DRP account.

Issue Price, Average Market Price and Discount

7.6 The Issue Price per Share for a particular Dividend is the Average Market Price, less such Discount, if any, as the Directors may determine, rounded to four decimal places (or such other number decimal places as the Directors may determine).

7.7 The Issue Price and any Discount determined by the Directors in respect of this DRP for a particular Dividend Payment Date may differ from the Issue Price and any Discount determined by the Directors in respect of this DRP for any other particular Dividend Payment Date.

7.8 The Discount for DRP Shares Allocated on a particular Dividend Payment Date:

(a) may be nil; and

(b) may be varied by announcement on IAG's website and to ASX at any time, but any such variation will not apply to Dividends already announced.

8 Issue or transfer of Shares

8.1 In the operation of the DRP for any Dividend Payment Date, IAG may, in its discretion, either issue new Shares or cause existing Shares to be acquired in the market for transfer to Participants, or a combination of both options, to satisfy IAG's obligations under these Rules.

8.2 If IAG determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as IAG considers appropriate.

8.3 All newly issued DRP Shares will, from the date of Allocation, rank equally in all respects with existing Shares and will participate in all Dividends subsequently declared.

8.4 DRP Shares will be Allocated within the time required by ASX.

8.5 DRP Shares will be registered on the share register on which the Participant already holds Shares or if the Participant holds Shares on more than one share register, on the share register which IAG determines.

8.6 IAG will make application promptly after each Allocation of newly issued DRP Shares for quotation of those Shares on ASX

9 Despatch of DRP statements

9.1 As soon as practicable after each Allocation of DRP Shares, IAG will send to each Participant to whom DRP Shares have been Allocated a statement setting out:

(a) the number of the Participant's Participating Shares at the relevant Dividend Record Date;

(b) the Dividend Payment in respect of that Participant's Participating Shares;

(c) if applicable, the amount of withholding tax or other amount under Rule 7.3(b) which has been deducted from the Dividend Payment on the Participant's Participating Shares;

(d) the number of DRP Shares Allocated to that Participant and the date of Allocation of those DRP Shares;

(e) the Issue Price of each DRP Share Allocated to the Participant;

(f) the remainder of the Dividend Payment on the Participant's Participating Shares not applied towards DRP Shares (if any) and retained in the Participant's DRP account;

(g) the franked amount (if any) of the Dividend Payment and the franking credit (if any) attaching to the Dividend;

(h) subject to any Share transactions in which the Participant may have engaged after the Dividend Record Date, the total number of Participating Shares (including the DRP Shares) which the Participant holds after the Allocation of DRP Shares;

(i) the total number of Shares which the Participant holds after the Allocation of DRP Shares; and

(j) any other matters required by law to be included in a statement confirming a transaction.

10 Variation or termination of Participant's participation

10.1 Subject to Rules 4 and 5.3, a Participant may:

(a) vary its participation from Full Participation to Partial Participation or from Partial Participation to Full Participation;

(b) maintain its Partial Participation but increase or decrease the number of its Participating Shares; or

(c) terminate its participation in the DRP,

by submitting a DRP Election Form in accordance with Rule 2.5 specifying the variation or termination respectively. Participants can obtain a DRP Election Form for this purpose by downloading it from **www.iag.com.au/drp** or by contacting the Share Registry.

10.2 A Participant is taken to have terminated its participation in the DRP:

(a) on receipt by the Share Registry of a DRP Election Form in accordance with Rule 10.1(c);

(b) on the first Dividend Record Date following registration of a transfer of all of the Participant's Participating Shares;

(c) on termination of the DRP by IAG pursuant to these Rules;

(d) on receipt by IAG of notice of the death, bankruptcy or liquidation of the Participant, except where the Participant was a joint holder and any remaining holder or joint holders are Eligible Shareholders; or

(e) on the Participant ceasing to be an Eligible Shareholder.

10.3 When a Participant disposes of part of its holding of Shares, and does not notify IAG otherwise, the Shares disposed of will, to the extent possible:

(a) first, reduce the number of any Non-Participating Shares which the Participant holds (if any); and

(b) secondly, reduce the number of any Participating Shares which the Participant holds (if any).

11 Variation, suspension, recommencement and termination of the DRP

11.1 The DRP may be:

(a) varied (including by variation of the Rules);

(b) suspended;

(c) recommenced; or

(d) terminated,

by IAG at any time.

11.2 A variation, suspension, recommencement or termination of the DRP will take effect:

(a) on such date as the Directors determine; and

(b) in the case of a suspension, until such time as the Directors resolve either to recommence or terminate the DRP.

11.3 Any variation, suspension, recommencement or termination of the DRP will not give rise to any liability on the part of, or right of action against, IAG nor its Directors, officers, employees, representatives or agents.

Variation

11.4 If the DRP or the Rules are varied, a Participant continues to participate under the DRP and Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a DRP Election Form in accordance with Rules 2.5 and 10.1.

Suspension

11.5 If the DRP is suspended, Participants' elections as to participation in the DRP will cease to be effective and all Shares will be deemed to be Non-Participating Shares for the purpose of any Dividend declared while the DRP is suspended. If the DRP remains suspended for four or more consecutive Dividend Payment Dates, then any DRP Election Form previously lodged by each Participant will be deemed void.

Recommencement

11.6 If the DRP is recommenced following a suspension for:

(a) less than four consecutive Dividend Payment Dates, the Participant's previously suspended DRP Election Form will be reinstated and be valid and effective in accordance with these Rules for the purposes of the recommenced DRP, unless determined otherwise by IAG and notified to Participants in accordance with Rule 11.7; or

(b) four or more consecutive Dividend Payment Dates, each Participant who wishes to participate in the recommenced DRP must complete and submit a new DRP Election Form, in accordance with Rule 2.5.

Notice

11.7 IAG will give notice of any:

(a) **termination of the DRP** to Participants at least one month before the effective date of the termination;

(b) **variation of the DRP or Rules** (other than simply an exercise of a discretion, authority or power under these Rules) to Eligible Shareholders at least one month before the effective date of the variation; and

(c) **suspension or recommencement of the DRP** to Participants as soon as reasonably practicable before or after the effective date of the suspension or recommencement.

Such notice may be provided in any manner (including, without limitation, by public announcement, advertisements in any newspapers circulating generally in Australia, notice on IAG's website, announcement to ASX or despatched written notices) which IAG considers appropriate to bring the termination, variation, suspension or recommencement to the notice of the Participants or Eligible Shareholders, as the case may be, having regard to the nature of the event for which notice is being given.

11.8 The accidental omission to give notice of termination, variation, suspension or recommencement to any Participant or the non-receipt of any notice by any Participant will not invalidate the termination, variation, suspension or recommencement of the DRP or any Allocation of Shares under the DRP.

11.9 IAG will announce the Pricing Period and any discount applicable to the DRP for any Dividends payable on a particular Dividend Payment Date at or around the same time it announces the Dividend.

12 Administration of the DRP

12.1 This DRP will be administered by the Directors who are authorised under these Rules, and have the discretion to:

(a) determine any procedures for administration of the DRP that are consistent with the Rules;

(b) resolve conclusively all questions of fact or interpretation in connection with the DRP;

(c) resolve in such manner as they think expedient any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Participant or any Shares;

(d) enter into any underwriting arrangements regarding the DRP that they deem appropriate;

(e) exercise discretions, authorities or powers (including any power to make a choice, decision, determination or resolution) of IAG under these Rules; and

(f) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their discretions, authorities or powers arising under the DRP.

12.2 Any discretion, authority or power (including any power to make a choice, decision, determination or resolution) exercisable by IAG or the Directors under these Rules or by a delegate under Rule 12.1(f):

(a) is final and binding on the Participants and any other relevant persons; and

(b) is exercisable in the absolute discretion of IAG or the Directors, as the case may be; and

(c) may be exercised at any time and from time to time.

12.3 Notwithstanding any other provision of the DRP, the DRP will be conducted, and these DRP Rules will be applied, in accordance with the Corporations Act and the Listing Rules and will have effect to the maximum extent permitted by law.

13 Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of the Allocation of DRP Shares pursuant to these Rules.

14 Taxation

Neither IAG nor its Directors, officers, employees, representatives or agents:

(a) take any responsibility or assume any liability for, or as a consequence of, the tax liabilities of any person in connection with the DRP; or

(b) represent or warrant that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the DRP.

15 Governing Law

The DRP and these Rules are governed by the laws in force in New South Wales and are to be interpreted in accordance with their spirit, intention and purpose.

16 Additional Information

A copy of IAG's most recent Annual Report and financial statements is available to every Eligible Shareholder free of charge from IAG's website www.iag.com.au or on request by contacting the Share Registry. Contact details for the Share Registry are listed in this booklet.

17 Interpretation

In these Rules, unless the contrary intention appears:

(a) a reference to a Rule is a reference to a Rule in these Rules;

(b) a reference to this DRP or these Rules includes any variation or replacement of them;

(c) law means common law, principles of equity, and laws made by an Australian parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) the singular includes the plural and vice versa;

(e) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns; and

(g) headings are inserted for convenience and do not affect the interpretation of the Rules.

Glossary

In these Rules and this booklet, the following words and expressions have the meanings indicated unless the contrary intention appears.

Allocation The issue of new Shares to Participants under the DRP or transfer of Shares acquired in the market for the purposes of the DRP to Participants under the DRP, as the case may be. "Allocate" and "Allocated" have a corresponding meaning.

ASTC Settlement Rules The business rules of the securities clearing house of ASX, as in force from time to time.

ASX Australian Stock Exchange Limited.

Average Market Price The average of the daily volume weighted average sale price per Share of Shares sold on ASX during the Pricing Period other than shares which are sold otherwise than in the ordinary course of trading on ASX (including any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over Shares, any overnight crossings and any other sales which the Directors consider may not be fairly reflective of natural supply and demand).

Business Day A day other than a Saturday, Sunday or public holiday in New South Wales.

Corporations Act Corporations Act 2001 (Cth), including any waivers of, modifications to, or other form of relief from, provisions of the Corporations Act, applicable to the DRP from time to time.

Direct Credit Form The form notifying IAG of a Shareholder's account details to facilitate payment by direct credit.

Directors The directors of IAG acting either as a board or a duly appointed committee of the board.

Discount The discount, if any, expressed as a percentage, to the Average Market Price, determined by the Directors to be applied in calculation of the Issue Price in respect of the DRP for Dividends payable on a particular Dividend Payment Date.

Dividend Any dividend per Share announced and payable by IAG.

Dividend Payment In relation to each Shareholder, the Dividend multiplied by the number of Shares held by that Shareholder, less any withholding tax deductible by IAG or any other amounts IAG is entitled or required to deduct from the Dividend.

Dividend Payment Date The date on which a Dividend is payable, as announced by IAG.

Dividend Record Date The date and time, as determined by the Directors and announced to ASX, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP IAG's Dividend Reinvestment Plan to which these Rules apply and as varied from time to time.

DRP Election Form The form used by a Participant to apply for, vary or terminate participation in the DRP.

DRP Shares Shares which a Participant acquires under the DRP in lieu of receiving a Dividend Payment by direct credit, either by way of allotment of newly issued Shares or transfer of Shares purchased on a Participant's behalf in the market.

Eligible Shareholder See Rule 2.2.

Full Participation A degree of participation in the DRP under which all of a Participant's Shares from time to time, including Shares subsequently acquired by the Participant, under the DRP or otherwise, will be designated Participating Shares.

IAG Insurance Australia Group Limited ABN 60 090 739 923.

Issue Price In respect of the DRP for a particular Dividend, the Average Market Price, less any applicable Discount, rounded to four decimal places (or such other number of decimal places as the Directors may determine).

Listing Rules The Listing Rules of ASX (including the ASTC Settlement Rules), including any waivers or modifications of the Listing Rules applicable to IAG.

Non-Participating Shares Shares which a Participant has not nominated for participation in the DRP or which have ceased to be Participating Shares.

Partial Participation A degree of participation in the DRP where a Participant specifies the number of its Shares that will be designated as Participating Shares.

Participant In respect of a particular Dividend, an Eligible Shareholder who participates in the DRP. Where an Eligible Shareholder holds more than one holding, the Shareholder is treated as a separate Participant for each holding.

Participating Shares Subject to Rule 4, Shares which a Participant has validly nominated for participation in the DRP.

Pricing Period In respect of a particular Dividend Payment Date, such period as the Directors may determine, being a period of not less than 5 Trading Days commencing on such date as the Directors may determine. The Pricing Period determined by the Directors in respect of Dividends payable on a particular Dividend Payment Date may differ from the Pricing Period determined by the Directors in respect of Dividends payable on any other particular Dividend Payment Date.

Rules These rules of the DRP as varied from time to time.

Shareholder A person registered at a relevant Dividend Record Date as a holder of Shares.

Shares Fully paid ordinary shares in IAG, and any other shares issued by IAG that the Directors decide are eligible for participation in the DRP.

Share Registry Computershare Investor Services Pty Limited or any other share registry that maintains the Share register of IAG.

Trading Day A full day on which the Shares are quoted, and not suspended from quotation or made subject to a trading halt, on ASX, provided that a day on which ASX is closed or on which trading on ASX is suspended is not a Trading Day.

Registered Office
Insurance Australia Group Limited
Level 26
388 George Street
Sydney NSW 2000
www.iag.com.au

Share Registry
Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne VIC 3001
Telephone: 1300 360 688
Fax: (03) 9473 2470
Email: iag@computershare.com.au



IAG
Insurance
Australia
Group

GO10874 10/05

lodging party or agent name	Insurance Australia Group Limited				
office, level, building name or PO Box no.	Level 26, NRMA Centre				
street number and name	388 George Street				
suburb / city	SYDNEY	state/territory	NSW	postcode	2000
telephone	(02) 9292 9835				
facsimile	(02) 9292 8072				
DX number		suburb / city			

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no. ______________________

Cheque amount ______________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	484	
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	208	
		TOTAL	

RECEIVED 27 APR 2007

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
ACN 090 739 923

Corporate key
48349506

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number

Postal address

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 4 / 0 4 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	40,458,097	$5.85	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 6 / 0 4 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

lodging party or agent name	Insurance Australia Group Limited				
office, level, building name or PO Box no.	Level 26, NRMA Centre				
street number and name	388 George Street				
suburb / city	SYDNEY	state/territory	NSW	postcode	2000
telephone	(02) 9292 9835				
facsimile	(02) 9292 8072				
DX number		suburb / city			

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS CASH PROC ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no. ________________

Cheque amount ________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	484	
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	208	
		TOTAL	

RECEIVED 27 APR 2007

END